SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of October 2013

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

AVIVA PLC

3 October 2013

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

AVIVA SAVINGS RELATED SHARE OPTION SCHEME 2007
2013 Invitation - Date of Grant - 2 October 2013

The following person discharging managerial responsibility (PDMR) of Aviva plc has been granted an option over Aviva plc Ordinary shares of 25p each under the Aviva Savings Related Share Option Scheme 2007.

The following transactions took place in London on 2 October 2013.

Notified in accordance with DTR 3.1.4.
Name	Date of Grant	Option Price	No of shares under option
Nick Amin	02.10.2013	312p	2,884

If you have any queries concerning this announcement please contact Hana Beard, Group Legal and Secretarial (020 7662 0631).

Russell Tullo
Director of Secretariat

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 03 October, 2013

AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary